Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in PPL Corporation’s Registration Statement on Form S-8 pertaining to the Directors Deferred Compensation Plan of PPL Corporation of our report dated February 26, 2007, except for Note 10, as to which the date is June 20, 2007, with respect to the consolidated financial statements and schedule of PPL Corporation, and of our report dated February 26, 2007 with respect to PPL Corporation’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of PPL Corporation, included in its Current Report on Form 8-K dated June 21, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 26, 2007